EXHIBIT 99.1

NEWS RELEAS E

FOR IMMEDIATE RELEASE

Contact:	Yvonne “Rie” Atkinson
410-768-8857 (office)
ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 2Q EARNINGS

GLEN BURNIE, MD (July 28, 2009) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the second quarter.

For the three month period ended June 30, 2009, Glen Burnie Bancorp realized net income of $490,000 or $0.18 basic earnings per share.  The company reported net income of $604,000 or $0.20 basic earnings per share for the same three month period in 2008.  Net interest income after provisions for credit losses was $2,825,000 for the three month period ended June 30, 2009.  The company reported net interest income after provisions for credit losses of $2,841,000 for the same period in 2008.

Net income for the six months ended June 30, 2009 was $945,000 or $0.34 basic earnings per share as compared to $1,140,000 or $0.38 basic earnings per share for the same period in 2008.  Net interest income after provisions for credit losses for the six months ended June 30, 2009 was $5,540,000 as compared to $5,651,000 for the same period in 2008.

Total assets stood at $355,950,000 as of June 30, 2009 compared to $319,374,000 as of June 30, 2008.  Deposits were $296,540,000 on June 30, 2009 as compared to $259,421,000 on June 30, 2008.

On July 8, 2009 Glen Burnie Bancorp paid its 68th consecutive dividend to shareholders of record at the close of business on June 26, 2009.  The company had 2,673,426 common shares outstanding with approximately 440 shareholders of record on June 30, 2009.

“The Bank is pleased with the sustained growth and profitability for the second quarter which allowed us to maintain the level of dividends paid to our stockholders,” said Michael G. Livingston, President and CEO.

The Bank of Glen Burnie has been awarded a 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc., the nation’s leading independent bank research firm, for the past 35 consecutive quarters. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, currently maintains consolidated assets totaling more than $355 million.  Founded in 1949, The Bank of Glen Burnie ® is a locally-owned community bank with eight branch offices serving Anne Arundel County.  (www.thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected.  For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)
	June	December
	30, 2009	31, 2008
Assets

Cash and due from banks	$7,972	$6,960
Interest bearing deposits	2,673	7,884
Federal funds sold	1,310	6,394
Investment securities	84,819	57,949
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	240,087	235,133
Premises and equipment at cost, net of accumulated depreciation	3,428	3,099
Other real estate owned	550	550
Other assets	14,956	14,378
Total assets	$355,950	$332,502

Liabilities and Stockholders’ Equity

Liabilities:
Deposits	$296,540	$269,768
Short-term borrowings	227	630
Long-term borrowings	27,053	27,072
Junior subordinated debentures owed to unconsolidated subsidiary trust	5,155	5,155
Other liabilities	1,844	1,969
Total liabilities	330,819	304,594

Stockholders’ equity:
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding June 30, 2009 2,673,426; December 31, 2008 2,967,727 shares	2,673	2,968
Surplus	9,116	11,568
Retained earnings	14,536	14,129
Accumulated other comprehensive loss, net of tax	(1,194)	(757)

Total stockholders’ equity	25,131	27,908

Total liabilities and stockholders’ equity	$355,950	$332,502

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	(unaudited)		unaudited)
	2009	2008	2009	2008

Interest income on
Loans, including fees	$3,811	$3,489	$7,577	$6,862
U.S. Treasury and U.S. Government agency securities	497	553	870	1,117
State and municipal securities	329	373	659	720
Other	52	77	116	206
Total interest income	4,689	4,492	9,222	8,905

Interest expense on
Deposits	1,254	1,159	2,523	2,381
Junior subordinated debentures	136	136	273	273
Long-term borrowings	265	188	527	376
Short-term borrowings	-	16	-	17
Total interest expense	1,655	1,499	3,323	3,047

Net interest income	3,034	2,993	5,899	5,858

Provision for credit losses	209	152	359	207

Net interest income after provision for credit losses	2,825	2,841	5,540	5,651

Other income
Service charges on deposit accounts	169	182	339	373
Other fees and commissions	203	216	382	415
Other non-interest income	1	-	-	3
Income on life insurance	69	68	137	136
Gains on investment securities	51	48	49	55
Total other income	493	514	907	982

Other expenses
Salaries and employee benefits	1,585	1,587	3,117	3,176
Impairment of securities	-	-	30	-
Occupancy	220	227	452	456
Other expenses	943	798	1,768	1,633
Total other expenses	2,748	2,612	5,367	5,265

Income before income taxes	570	743	1,080	1,368

Income tax expense	80	139	135	228

Net income	$490	$604	$945	$1,140

Net income per share of common stock	$0.18	$0.20	$0.34	$0.38

Weighted-average shares of common stock outstanding	2,668,613	2,989,343	2,792,955	2,992,761